PROXY VOTING

If a firm elects to vote proxies on behalf of clients, as a fiduciary such proxies must be voted in the best interests of the client. According to the Advisers Act, if an investment adviser votes proxies on behalf of clients, the investment adviser must satisfy the following requirements:

•	Adopt and implement written proxy voting policies and procedures reasonably designed to ensure that the fund manager votes client and fund securities in the best interests of the clients and fund investors and addressing how conflicts of interest are handled;
•	Disclose its proxy voting policies and procedures to clients and fund investors and furnish clients and fund investors with a copy of these policies and procedures if requested;
•	Inform clients and fund investors as to how they can obtain information from the manager on how their securities were voted; and
•	Retain required records.

Under the Employee Retirement Income Security Act of 1974 (“ERISA”), investment advisers have special fiduciary responsibilities. Under ERISA, if the authority to manage a plan has been delegated to an investment manager, only the investment manager has the authority to vote proxies on behalf of the plan except, when the plan named fiduciary has reserved to itself or to another named fiduciary (as authorized by the plan document) the right to direct a plan trustee regarding the voting of proxies.

If a client has a question, they can ask Channel Investment Partners, but Channel Investment Partners will not vote client proxies in separately managed accounts. If at any time in the future, Channel Investment Partners chooses to allow the voting of proxies on behalf of clients, all requirements previously referenced will be implemented prior to accepting proxy voting responsibilities.

Specific to the Channel Short Duration Income Fund (CPSIX), Channel Investment Partners will vote proxies for securities held in the Channel Short Duration Income Fund (CPSIX). Matthew Duch is in charge of voting all client proxies, corporate reorganizations, and other corporate actions on behalf of Channel Short Duration Income Fund (CPSIX) (collectively referred to as “proxies” for this policy). Matthew Duch is responsible for ensuring all records are retained per the requirements set forth under the Advisers Act.

Generally, Channel Investment Partners believes the best financial interest of Channel Short Duration Income Fund (CPSIX) is consistent with management’s recommendations. Therefore, Channel Investment Partners will generally vote consistent with management’s recommendations absent a compelling documented basis to vote otherwise. This will mean voting “for” proposals that are determined to improve the management of a company, increase the rights or preferences of the voted securities, and/or increase the chance that a premium offer would be made for the company or for the voted securities. Channel Investment Partners’s decision to vote in support or opposition of a proposal will be based on the specific circumstances described in the proxy statement and other available information.

Channel Investment Partners will also consider any voting guidelines issued by clients, so long as these guidelines are consistent with Channel Investment Partners’s duties under applicable law, including ERISA.

Voting Guidelines: Routine Matters

Channel Investment Partners expects to vote proxies in favor of routine proposals, unless there is specific information that approval of the proposal would adversely affect the value of the investment or would not be in the best interest of clients. Such routine matters generally include, among others: election of directors, appointment of independent auditors, increase in the outstanding common stock or other equity classes, date and place of the annual meeting, ratification of directors’ actions on routine matters, and indemnification of directors and/or officers.

Voting Procedures: Social Conscience/Moral Issues

Channel Investment Partners will generally vote against proxies requiring management action on a moral or social issue unless such issue has escalated to the point where the company may be adversely affected by protests, governmental actions, or other serious economic consequences if no action is taken. Where the economic impact of a proposal is not clear, a vote to “abstain” may be appropriate.

Voting Procedures: Financial or Corporate Governance Questions

Financial and corporate governance issues take more time to consider and may be complicated by activities such as hostile takeovers and mergers. Channel Investment Partners will generally vote in favor of the following types of proposals: incentive compensation plans for certain key supervised persons and directors, mandatory retirement age for directors, confidential voting, cumulative voting, proposals to lower barriers to shareholder action, proposals to restore shareholder ability to remove directors with or without cause.

Channel Investment Partners will generally vote against the following types of financial and corporate governance proposals: board entrenchment proposals and anti-takeover measures, such as “poison pill” and “golden parachute” provisions, limitations on shareholder ability to act, blank check preferred stock authorizations, eliminating cumulative voting rights, and proposals to adopt classified boards.

Voting Guidelines: Client Guidelines

Some Channel Investment Partners clients may have their own set of proxy voting guidelines. These may conflict with the proxy guidelines discussed above or the voting guidelines of another client. If such a situation arises, Channel Investment Partners will comply with client guidelines by voting the proxies attributable to that client on a proportionate basis (based on the number of shares held by the client).

Proxy Voting: Conflicts of Interest

In the unlikely event that the proxy issue is not addressed by the guidelines above and materially conflicts with the interests of Channel Investment Partners or any person involved in the proxy voting process, Channel Investment Partners will nevertheless vote such proxy in the best financial interest of its clients and will document its basis for such vote.

Proxy Voting: Procedures

Channel Investment Partners collects proxy statements as they are received and compares them against internal records to ensure the proxies represent all the shares to be voted by Channel Investment Partners. Upon receipt of proxies, needed information will be gathered by Matthew Duch and then voted by Matthew Duch. Votes are made based on the procedures outlined above. If the proxy subject matter does not fall within these guidelines, Matthew Duch will ensure the proxy is voted in the clients’ best interests.